UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form
6-K
Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
of
the Securities Exchange Act of 1934
For the month of: May, 2024
Commission File Number:
002-09048
THE BANK OF NOVA SCOTIA
(Name of registrant)
40 Temperance Street, Toronto, Ontario, M5H 0B4
(416)
933-4103
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F:
Form
20-F ☐     Form
40-F ☒
This report on Form
6-K
shall be deemed to be incorporated by reference in The Bank of Nova Scotia’s registration statements on Form
S-8
(File
No. 333-199099
and File No. 333-177640) and Form
F-3
(File
No. 333-261476)
and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: May 28, 2024	By:	/s/ Roula Kataras
Name: Roula Kataras
Title: Senior Vice-President and Chief Accountant

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	2024 Second Quarter Report to Shareholders

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)